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19003028

SEC Mail Processing
DEC 26 2018
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2018 DEC 26 PM 3:48
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Terrible 860 767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey PC
(Name – *if individual, state last, first, middle name*)

280 Trumbull St 24th Fl (Address) Hartford (City) CT (State) 06103-3509 (Zip Code)

Securities and Exchange Commission
Trading and Markets
JAN 28 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William J. Terrabile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA S LIEBERMAN
Notary Public
Connecticut
My Commission Expires Feb 28, 2019

Signature

Fin Op
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX
FINANCIAL

Financial Statements

for Regulatory Filing

September 30, 2018

EssexFinancialServices

Table of Contents

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Essex Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Essex Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Financial Services, Inc. stated that Essex Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Essex Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whittlesey PC

Hartford, Connecticut
November 27, 2018

EssexFinancialServices

Statements of Financial Condition

September 30, 2018 and 2017

	2018	2017
ASSETS		
Cash	$ 2,672,041	$ 2,570,543
Receivables from brokers or dealers	55,389	107,902
Other receivable	92,023	119,577
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $950,238 and $908,855 at September 30, 2018 and 2017, respectively	329,834	344,449
Other assets	972,707	740,639
Total assets	$ 4,121,994	$ 3,883,110
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 1,364,187	$ 828,530
Deferred revenue	1,065,742	961,382
Total liabilities	2,429,929	1,789,912
Stockholders' equity		
Common stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value	502,000	502,000
Paid-in capital	750,000	750,000
Retained earnings	440,065	841,198
Total stockholders' equity	1,692,065	2,093,198
Total liabilities and stockholders' equity	$ 4,121,994	$ 3,883,110

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Operations

For the years ended September 30, 2018 and 2017

	2018	2017
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 125,598	$ 180,200
Commissions from other securities	2,838	5,159
Revenue from sales of investment company shares	255,159	270,389
Fees for account supervision, investment advisory and administrative services	16,129,816	16,029,076
Other income	1,693,086	1,621,988
Total commission and other income	18,206,497	18,106,812
Expenses		
Employee compensation and benefits	11,033,177	12,956,101
Subadvisory compensation expense	2,718,399	-
Regulatory fees and expenses	112,527	178,852
Share class disclosure settlement expense	645,000	-
Other expenses	4,267,896	4,557,618
Total expenses	18,776,999	17,692,571
(Loss) income before income tax (benefit) expense	(570,502)	414,241
Income tax (benefit) expense	(169,369)	167,888
Net (loss) income	$ (401,133)	$ 246,353

Statements of Changes in Stockholder's Equity

For the years ended September 30, 2018 and 2017

	Common stock	Paid-in capital	Retained earnings	Total stockholder's equity
Balance as of September 30, 2016	$ 502,000	$ 750,000	$ 594,845	$1,846,845
Net income	-	-	246,353	246,353
Balance as of September 30, 2017	502,000	750,000	841,198	2,093,198
Net loss	-	-	(401,133)	(401,133)
Balance as of September 30, 2018	$ 502,000	$ 750,000	$ 440,065	$1,692,065

EssexFinancialServices

Statements of Cash Flows

For the years ended September 30, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net (loss) income	$ (401,133)	$ 246,353
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation expense	47,409	82,430
Deferred income taxes	(22,966)	13,766
Net change in:		
Receivables from brokers or dealers	52,513	(23,204)
Other receivable	27,554	47,452
Other assets	(209,102)	(32,416)
Accrued expenses and other liabilities	535,657	(270,721)
Deferred revenue	104,360	17,008
Net cash provided by operating activities	134,292	80,668
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(32,794)	(145,707)
Net cash used by investing activities	(32,794)	(145,707)
Increase (decrease) in cash and cash equivalents	101,498	(65,039)
Cash and cash equivalents at beginning of period	2,570,543	2,635,582
Cash and cash equivalents at end of period	$ 2,672,041	$ 2,570,543
Supplemental disclosures		
Cash paid for income taxes	$ 12,400	$ 192,253

The accompanying notes are an integral part of the financial statements.

1. Description of Business
Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

The Company is a wholly-owned subsidiary of Essex Savings Bank (the "Bank").

On October 13, 2017 the Company entered into a two year contractual agreement with a third party, Principle Wealth Partners LLC ("PWP"). Under this arrangement, PWP provides continued advisory service to a segment of the Company's clients as a subadvisor, and the Company continues to provide compliance, operational support and supervision to PWP.

2. Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through December 21, 2018, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2018 is approximately $119,000 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the years ended September 30, 2018 and 2017 of $47,409 and $82,430 respectively, was computed using the straight line and accelerated methods.

Investment Advisory and Commissions Income

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commission income earned on customer security transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
For Federal income tax purposes, the Company is included in the consolidated tax return of its parent company, Essex Savings Bank. For the purposes of reporting Federal income taxes, the Company is allocated taxes as if it files a separate Federal tax return. Any resulting current and deferred taxes represents amounts due to or from Essex Savings Bank. However, in accordance with the Tax Sharing Agreement between the Company and the Bank, the Company may record a current tax benefit and tax receivable for current Company losses that are utilized by the Bank to reduce the Bank's current taxable income, and the Bank refunds the amount of the benefit to the Company within 30 days of the loss being utilized by the Bank.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs
The Company expenses all advertising costs as they are incurred. Total advertising costs were $2,880 and $775 for the years ended September 30, 2018 and 2017, respectively.

Recent Accounting Pronouncements
ASU No. 2014-09 -Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The ASU establishes a single comprehensive model for an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, and will supersede nearly all existing revenue recognition guidance, to clarify and converge revenue recognition principles under US GAAP and IFRS. The update outlines five steps to recognizing revenue: (i) identify the contracts with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations; (v) recognize revenue when each performance obligation is satisfied. The update requires more comprehensive disclosures, relating to quantitative and qualitative information for amounts, timing, the nature and uncertainty of revenue, and cash flows arising from contracts with customers, which will mainly impact construction and high-tech industries. *ASU 2014-09* is effective for the Company for the year ending September 30, 2019. An entity may elect either a full retrospective or a modified retrospective application. On October 1, 2018, the Company adopted *ASU No. 2014-09* and the adoption did not have a material impact on the Company's financial statements.

ASU 2016-02, Leases (Topic 842). The amendments in this ASU require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Accounting by lessors will remain largely unchanged. The guidance will be effective for annual periods, and interim periods within those annual periods, beginning, for the Company, on October 1, 2019, with early adoption permitted. In July 2018, the FASB issued *ASU 2018-11*, which allows a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented or as a cumulative effect adjustment as of the date of adoption. The Company is currently evaluating the impact of this guidance on the Company's financial statements.

4. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company's regulatory net capital was $368,667, which exceeded required net capital by $206,671. Aggregate indebtedness was $2,429,929, resulting in a ratio of aggregate indebtedness to net capital of approximately 6.6 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

5. Operating Leases

Equipment Leases

The Company leases office equipment under operating leases. At September 30, 2018, the future minimum lease payments under these office equipment leases are as follows:

		Amount
Year ending September 30,	2019	90,534
	2020	61,494
	2021	51,918
	2022	51,918
	2023	25,959
Total minimum lease payments		$ 281,823

Property Leases

The Company entered into a lease agreement in 1998 to rent its primary office space from a third party, and on June 1, 2013, the Company exercised its second and third five year renewal options. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. On October 26, 2015, Essex Savings Bank, a related party, purchased the Company's primary office from the third party, and assumed the lease agreement which ends May 31, 2023.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The Company exercised its renewal option for one additional five-year period in 2015.

On October 13, 2015, the Company entered into a lease agreement for office space in Southport, Connecticut with a third party. The lease calls for an initial annual fixed rent of $35,908, plus normal costs associated with a triple net lease arrangement, with periodic increases throughout the term of the lease. The initial term of the lease is 63 months.

On August 24, 2018, the Company entered into a lease agreement for office space in Farmington, Connecticut with a third party. The lease calls for an initial annual fixed rent of $46,517, plus normal costs associated with a triple net lease arrangement, with periodic increases throughout the term of the lease. The initial term of the lease is 62 months.

At September 30, 2018, future minimum rental payments called for under the property leases were as follows:

		Amount
Year ending September 30,	2019	318,365
	2020	290,509
	2021	262,247
	2022	253,715
	2023	190,552
	Thereafter	15,404
Total minimum rental payments		$ 1,330,792

Rent expense for the years ended September 30, 2018 and 2017 was $348,371 and $362,229, respectively.

6. Income Taxes

The provision for income tax (benefit) expense for the years ended September 30, 2018 and 2017 consisted of the following components:

	Current	Deferred	Total
September 30, 2018			
Federal income tax (benefit) expense	$ (139,521)	$ 16,904	$ (122,617)
State income tax benefit	(6,882)	(39,870)	(46,752)
Income tax benefit	$ (146,403)	$ (22,966)	$ (169,369)
September 30, 2017			
Federal income tax (benefit) expense	$ 147,842	$ (6,167)	$ 141,675
State income tax expense	6,280	19,933	26,213
Income tax expense	$ 154,122	$ 13,766	$ 167,888

On December 22, 2017, the U.S. government approved a reduction in the Federal statutory income tax rate from a maximum rate of 35% to 21%, effective in 2018. The impact of the rate reduction to the Company was an increase in the Company's net deferred tax asset by approximately $10,100, which is reflected in the Company's tax provision for the year ended September 30, 2018. In addition, because the Company's fiscal year began on October 1, 2017, the Company's statutory Federal tax rate reflects one quarter at 34% and three quarters at 21%.

For the years ended September 30, 2018 and 2017, the Income tax expense differed from the expected Income tax expense calculated at the Federal statutory rate (24%) due to the impact the Federal rate reduction on deferred taxes described above, state income taxes and non-deductible expenses.

The Company's deferred tax asset at September 30, 2018 and 2017, included in other assets, was as follows:

	2018	2017
Contribution carryforwards	$ 32,521	$ 34,498
State net operating losses and credits	74,330	33,299
Depreciation	(35,883)	(19,795)
Deferred tax asset	$ 70,968	$ 48,002

Management regularly analyzes their tax positions and at September 30, 2018, does not believe that the Company has taken any uncertain tax positions. As of September 30, 2018, the Company is subject to

unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2015 through 2017.

7. Profit Sharing Contributions
The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2018 and 2017 were $275,786 and $276,664, respectively.

8. Concentrations of Credit Risk
The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2018, uninsured cash balances were $1,290,350. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's. At September 30, 2018, the money funds balances were $119,118, and were fully insured up to $250,000.

9. Related Party Transactions
At September 30, 2018 and 2017, cash balances of $1,159,391 and $1,056,160, respectively, relate to accounts with Essex Savings Bank.

The Company paid management fees of $360,000 to Essex Savings Bank during both of the years ended September 30, 2018 and 2017.

The Company also received investment advisory fee income from related parties during the years ended September 30, 2018 and 2017 totaling $60,259 and $47,378 respectively.

See Note 5 for a description of related party leases.

10. Contingency
In June 2018, the Company elected to participate in the Security and Exchange Commission's (SEC) Share Class Selection Disclosure Initiative ("SCSDI"). The SCSDI is a voluntary program administered by the SEC regarding investment advisers that did not explicitly disclose in applicable Forms ADV (*i.e.*, brochure(s) and brochure supplements) the conflict of interest associated with the 12b-1 fees the Company, its affiliates, or its supervised persons received for investing advisory clients in a fund's 12b-1 fee paying share class when a lower-cost share class was available for the same fund. As of September 30, 2018, the Company has recorded a contingent liability of $645,000 for the possible disgorgement amount to affected clients. The SEC is still in the process of determining the final disgorgement amount, and it is possible that the amount could be significantly higher than the $645,000 recorded at September 30, 2018.

Computation of Net Capital under SEC Rule 15c3-1

			September 30, 2018
Computation of Net Capital:			
Total stockholders' equity		$	1,692,065
Deductions -			
Non-allowable assets:			
Furniture, equipment, and leasehold improvements, net	$ 329,834		
Commissions receivable - 12B-1 fees	20,339		
Other assets	973,225		
Total non-allowable assets			1,323,398
Net capital before haircuts on securities positions			368,667
Haircuts on securities - other securities			-
Net capital		$	368,667
Aggregate Indebtedness:			
Accounts payable, accrued expenses and other liabilities		$	2,429,929
Total aggregate indebtedness		$	2,429,929
Computation of basic net capital requirement:			
Net capital requirement, greater of -			
Minimum net capital required, 6-2/3% of aggregate indebtedness		$	161,996
Defined minimum dollar net capital requirement		$	50,000
Net capital requirement		$	161,996
Excess net capital		$	206,671
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$	125,674
Ratio of aggregated indebtedness to net capital			6.59
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2018:			
Net capital, as reported in Part IIA (unaudited) FOCUS report		$	723,226
Closing adjustments, identified after initial filing	(354,559)		
Closing adjustments			(354,559)
Net capital		$	368,667

ESSEX FINANCIAL

Management Assertion Regarding Exemption Provisions
Under Rule 15c3-3 of the Securities and Exchange Commission

Essex Financial Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, we as members of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company is exempt under SEC Rule 15c3-3(k)(2)(ii);
- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2017 through September 30, 2018.

Essex Financial Services, Inc.

By:

William Terribile
FinOP

11/26/2018
Date

SIPC-7

(35-REV 6/17)

9/24/18

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 9/30/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66015 FINRA SEP
ESSEX FINANCIAL SERVICES INC
ESSEX FINANCIAL SEVICES INC
PO BOX 999
ESSEX CT 06426-0999

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O'Rourke 860-767-4300

2. A.	General Assessment (item 2e from page 2)	$ 27,009
B.	Less payment made with SIPC-6 filed (exclude interest) 4/30/18 Date Paid	(13,538)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	13,471
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 13,471

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 13,471

H. Overpayment carried forward $( )

24206

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 12th day of November, 2018.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,206,497
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	200,254
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	200,254
2d. SIPC Net Operating Revenues	$ 18,006,243
2e. General Assessment @ .0015	$ 27,009

(to page 1, line 2.A.)

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

December 21, 2018

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2018, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments that would have an impact on net capital. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2018.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2018 quarter prior to the completion of all of the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to the completion of our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Lawrence J. Carboni
Partner
Whittlesey PC